Exhibit 99.2

Management's Discussion and Analysis

August 28, 2008

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This management discussion and analysis may contain forward-looking statements within the meaning of Canadian and U.S. securities laws.  Such statements include, but are not limited to, statements relating to:

•	our expectations regarding future financings;
•	our plans to conduct clinical trials;
•	our expectations regarding the progress and the successful and timely completion of the various stages of our drug discovery, pre-clinical and clinical studies and the regulatory approval process;
•	our plans to obtain partners to assist in the further development of our product candidates;
•
our expectations with respect to existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us in respect of such arrangements, and the Company’s plans, objectives, expectations and intentions and other statements including words such as “anticipate”, “contemplate”, “continue”, “believe”, “plan”, “estimate”, “expect”, “intend”, “will”, “should”, “may”, and other similar expressions.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

•	our ability to obtain the substantial capital required to fund research and operations;
•	our lack of product revenues and history of operating losses;
•
our early stage of development, particularly the inherent risks and uncertainties associated with (i) developing new drug candidates generally, (ii) demonstrating the safety and efficacy of these drug candidates in clinical studies in humans, and (iii) obtaining regulatory approval to commercialize these drug candidates;

•	the progress of our clinical trials;
•	our ability to repay or refinance the convertible debentures at maturity;
•	our ability to maintain compliance with the operational covenants of the convertible debenture agreement that could result in an event of default and the requirement for early repayment;
•	our liability associated with the indemnification of Old Lorus and its directors, officers and employees
•	our ability to find and enter into agreements with potential partners;
•	our drug candidates require time-consuming and costly preclinical and clinical testing and regulatory approvals before commercialization;
•
clinical studies and regulatory approvals of our drug candidates are subject to delays, and may not be completed or granted on expected timetables, if at all, and such delays may increase our costs and could delay our ability to generate revenue;

•	the regulatory approval process;
•	our ability to attract and retain key personnel;
•	our ability to obtain patent protection and protect our intellectual property rights;
•	our ability to protect our intellectual property rights and to not infringe on the intellectual property rights of others;
•	our ability to comply with applicable governmental regulations and standards;
•	development or commercialization of similar products by our competitors, many of which are more established and have greater financial resources than we do;
•	commercialization limitations imposed by intellectual property rights owned or controlled by third parties;
•	our business is subject to potential product liability and other claims;
•	our ability to maintain adequate insurance at acceptable costs;
•	further equity financing may substantially dilute the interests of our shareholders;
•	changing market conditions; and
•
other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission, and those which are discussed under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein.  These forward-looking statements are made as of the date of this management, discussion and analysis or, in the case of documents incorporated by reference herein, as of the date of such documents, and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law.  We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

PLAN OF ARRANGEMENT AND CORPORATION REORGANIZATION

On July 10, 2007 (the “Arrangement Date”), Lorus Therapeutics Inc. (the “Company”, “Lorus” or “New Lorus”) completed a plan of arrangement and corporate reorganization with, among others, 4325231 Canada Inc., formerly Lorus Therapeutics Inc. (“Old Lorus”), 6707157 Canada Inc. and Pinnacle International Lands, Inc (the “Arrangement”).  As a result of the plan of arrangement and reorganization, among other things, each common share of Old Lorus was exchanged for one common share of the Company and the assets (excluding certain future tax attributes and related valuation allowance) and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it) were transferred, directly or indirectly, to the Company and/or its subsidiaries.  The Company continued the business of Old Lorus after the Arrangement Date with the same officers and employees and continued to be governed by the same directors as Old Lorus prior to the Arrangement Date.  Therefore, the Company’s operations have been accounted for on a continuity of interest basis and accordingly, the consolidated financial statement information below reflect that of the Company as if it had always carried on the business formerly carried on by Old Lorus.  All comparative figures presented in these consolidated financial statements are those of Old Lorus.  References in this Management’s Discussion and Analysis (“MD&A”) to the Company, Lorus, “we”, “our”, “us” and similar expressions, unless otherwise stated, are references to Old Lorus prior to the Arrangement Date and the Company after the Arrangement Date.

The following discussion should be read in conjunction with the audited financial statements for the year ended May 31, 2008 and the accompanying notes  (the "Financial Statements") contained in the Company’s annual report.  The Financial Statements, and all financial information discussed below, have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All amounts are expressed in Canadian dollars unless otherwise noted.  In this MD&A, "Lorus", the "Company', "we", "us" and "our" each refers to Lorus Therapeutics Inc.

OVERVIEW

Lorus is a life sciences company focused on the discovery, research and development of effective anticancer therapies with a high safety profile.  Lorus has worked to establish a diverse anticancer product pipeline, with products in various stages of development ranging from pre-clinical to an advanced Phase II clinical trial.  A growing intellectual property portfolio supports our diverse product pipeline.  Lorus’ pipeline is a combination of internally developed products and products licensed in from other entities at a pre-clinical stage.

We believe that the future of cancer treatment and management lies in drugs that are effective, safe and have minimal side effects, and therefore improve a patient's quality of life.  Many of the cancer drugs currently approved for the treatment and management of cancer are toxic with severe side effects, and we therefore believe that a product development plan based on effective and safe drugs could have broad applications in cancer treatment.  Lorus' strategy is to continue the development of our product pipeline using several therapeutic approaches. Each therapeutic approach is dependent on different technologies, which we believe mitigates the development risks associated with a single technology platform.  We evaluate the merits of each product throughout the clinical trial process and consider commercial viability as appropriate.  The most advanced anticancer drugs in our pipeline, each of which flow from different platform technologies, are antisense, small molecules and immunotherapeutics.

Our business model is to take our product candidates through pre-clinical testing and into Phase I and Phase II clinical trials.  It is our intention to then partner or co-develop these product candidates after successful completion of Phase I or II clinical trials.  Lorus will give careful consideration in the selection of partners that can best advance the drug candidates into a pivotal Phase III clinical trial and, upon successful results, commercialization.  Our objective is to receive cash for milestone payments and royalties from such partnerships which will support continued development of our product pipeline.  We assess each product candidate and determine the optimal time to work towards partnering out that product candidate.

Our success is dependent upon several factors, including, maintaining sufficient levels of funding through public and/or private financing, establishing the efficacy and safety of our products in clinical trials and securing strategic partnerships.

Our net loss for 2008 decreased to $6.3 million ($0.03 per share) compared to a net loss of $9.6 million ($0.5 per share) in 2007.  Operating net loss, before the gain on sale of shares associated with the completion of the Arrangement, increased to $12.6 million or $0.06 per share in 2008 as compared to $9.6 million or $0.05 per share in 2007.   Research and development expenses in 2008 increased to $6.1 million from $3.4 million in 2007.  The increase in research and development expenditures is the result of an increase in activity in both our LOR-2040 and LOR-253 (small molecule) development programs.   We utilized cash of $10.2 million in our operating activities in 2008 compared with $6.3 million in 2007; the higher utilization is consistent with higher research and development activities. At the end of 2008 we had cash and cash equivalents, short-term investments and marketable securities of $9.4 million compared to $12.4 million at the end of 2007.   Subsequent to year-end the rights offering provided the company with gross proceeds of approximately $3.71 million.

RESULTS OF OPERATIONS

Revenues
Revenues for the year decreased to $43 thousand compared with 2007 revenue of $107 thousand and $26 thousand in 2006.  The decrease in revenue in 2008 is due to a decrease in services performed by Lorus personnel on behalf of other companies.  Lorus recognized $10 thousand in revenue associated with the $100 thousand received as a non-refundable up front milestone payment associated with the license of Virulizin®.  This license agreement provides for payments in excess of US$10 million upon the achievement of various milestone events and royalties that vary from 10-20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments.  We do not expect that any of these milestones will be achieved in the next 12 months.  The license transaction is considered a multiple deliverable arrangement and as such Lorus is recognizing the milestone payment as agreed upon consulting services are performed.  The balance of revenue earned in 2008 is related to laboratory services performed by Lorus personnel on behalf of other companies.  The increase in revenue in 2007 compared with 2006 is related to increased laboratory services work performed by Lorus personnel on behalf of other companies.  The Company did not receive any revenue under its licensing agreement with Cyclacel Ltd. in connection with the out licensing of our clotrimazole analog library of anticancer drug candidates. The agreement included an initial license fee of $546 thousand received in 2004 with the potential of additional license fees of up to U.S.$11.6 million that may be earned if Cyclacel achieves certain defined research and development milestones. We do not expect that any of these milestones will be achieved in the next 12 months.

Research and Development
Research and development expenses totaled $6.1 million in 2008 compared to $3.4 million in 2007 and $10.2 million in 2006.  The increase in research and development expenditures in 2008 is due to a significant increase in activity within our LOR-2040 and small molecule development programs.  In particular the initiation of an advanced Phase II clinical trial with LOR-2040 in acute myeloid leukemia and the manufacturing costs of the drug needed to complete the trial, the advancement of our small molecule program into GLP-toxicology studies and GLP-toxicology studies with LOR-2040 for the treatment of bladder cancer.  This increase in spending is offset by lower amortization of acquired patents and license of $655 thousand which was fully amortized in 2007.   The decrease in spending in 2007 compared with 2006 was the result of the close of the Virulizin® Phase III clinical trial for the treatment of advanced pancreatic cancer in 2006 as well as a reduction in headcount in November 2005 and a reduction in amortization of acquired patents and licenses of $1.6 million which was fully amortized part way through 2007.

General and Administrative
General and administrative expenses totaled $3.9 million in 2008 compared to $3.8 million in 2007 and $4.3 million in 2006. General and administrative expenses remained consistent year over year as we continue to work to minimize our non-research and development costs.  The decrease in general and administrative costs in 2007 over 2006 is the result of staff reductions, and a continued focus on lowering costs in all areas of the business. The cost savings realized during 2007 were partially offset by charges incurred under the mutual separation agreement entered into with Dr. Wright discussed under “Corporate Changes” below.

Stock-Based Compensation
Stock- based compensation expense totaled $719 thousand in 2008 compared with $503 thousand in 2007 and $1.2 million in 2006.  The increase in stock based compensation in 2008 compared with 2007 is the result of an of an increase in options granted during 2008 in order to bring option granting practices in line with industry standards as well as an expense of $83 thousand related to a modification as described below.  The decrease in stock-based compensation expense in 2007 compared with 2006 was the result of reduced fair values on the stock options issued, due to a decline in our stock price, as well as a significant number of unvested options that were forfeited during 2007 reducing the overall expense.

During 2008, a modification of the expiry date of options previously granted to directors not standing for re-election at the Company’s annual general meeting and to Dr. Wright for options granted in his capacity as President and CEO was approved by the Company’s Board of Directors.  An expense of $83 thousand was recorded during the year due to these expiry date modifications.

During 2006, employees of the Company (excluding directors and officers) were given the opportunity to choose between keeping 100% of the options they held at the existing exercise prices or forfeiting 50% of the options held in exchange for having the remaining 50% of the exercise prices of the options re-priced to $0.30 per share.  Employees holding 2,290,000 stock options opted for re-pricing their options, resulting in the amendment of the exercise price of 1,145,000 stock options and the forfeiture of 1,145,000 stock options during the quarter ended February 28, 2006.

Depreciation and Amortization
Depreciation and amortization expenses decreased to $317 thousand in 2008 as compared to $402 thousand in 2007 and $771 thousand in 2006.  The decrease in depreciation and amortization expense is the result of reduced capital asset purchases during fiscal 2008 and 2007. In 2006, the Company took a write-down of $250 thousand on certain furniture and equipment whose carrying value was deemed to be unrecoverable and in excess of the fair value of the underlying assets.

Interest Expense
Non-cash interest expense was $1.0 million in 2008 compared with $1.0 million in 2007 and $882 thousand in 2006.  These amounts represent interest at a rate of prime plus 1% on the $15 million convertible debentures.  The interest expense in 2008 was consistent with 2007 as the average annual interest rate remained comparable between the two years.  The increase in interest expense in 2007 compared with 2006 is a function of higher interest rates due to increases in the prime rate in late 2006.

Accretion in Carrying Value of Secured Convertible Debentures
Accretion in the carrying value of the debentures amounted to $1.2 million in 2008 compared with $935 thousand in 2007 and $790 thousand in 2006.  Amortization of deferred financing charges totaled nil in 2008 compared with $110 thousand in 2007 and $87 thousand in 2006.  The increase in accretion charges in 2008 is due to the reclassification of amortization of deferred financing charges to accretion expense due to the adoption of Section 3855, Financial Instruments as described under Accounting Policy Changes below.  These charges arise as under GAAP the Company has allocated the proceeds from each tranche of the debentures to the debt and equity instruments issued on a relative fair value basis resulting in the $15.0 million debentures having an initial cumulative carrying value of $9.8 million as of their dates of issuance.  Each reporting period, the Company is required to accrete the carrying value of the convertible debentures such that at maturity on October 6, 2009, the carrying value of the debentures will be the face value of $15.0 million.  The increase in expense in 2007 compared with 2006 is due to a higher effective rate of interest.

Interest and Other Income
Interest income totaled $542 thousand in 2008 compared to $503 thousand in 2007 and $374 thousand in 2006. The slight increase in 2008 over 2007 is the result of a marginally higher average cash balance in 2008 compared with 2007 and the opportunity to earn better rates of return.  The increase from 2006 to 2007 is due to higher average cash and marketable securities balances in 2007 and by higher interest rates during 2007.  Higher average cash and marketable securities balances in 2007 were primarily a function of the funds received as part to of the August 2006 private placements described under “Financing” below.

Loss for the Year
Operating net loss for the year, before the gain on sale of shares associated with the completion of the Arrangement, increased to $12.6 million or $0.06 per share in 2008 as compared to $9.6 million or $0.05 per share in 2007 and $17.9 million or $0.10 per share in 2006.  The increase in operating net loss during 2008 compared with 2007 is primarily the result of increased research and development costs of $2.7 million associated with the ongoing LOR-2040 phase II clinical trial in AML, the advancement of our small molecule program and LOR-2040 for the treatment of bladder cancer into GLP-toxicology studies.   The decrease in net loss in 2007 compared with 2006 is due to lower research and development costs resulting from the close of our Virulizin® Phase III clinical trial as well as staff reductions due to corporate changes, lower general and administrative costs due to staff reductions and lower legal, consulting and investor relations charges, depreciation and amortization and higher interest income and offset by higher accretion costs.

Gain on sale of shares
As a result of the Arrangement, we recognized a gain on the sale of the shares of Old Lorus to the Investor of approximately $6.3 million.  Under the Arrangement, a number of steps were undertaken.  However, these steps did not result in any taxes payable as the tax benefit of income tax attributes was applied to eliminate any taxes otherwise payable.  Of the total unrecognized future tax assets available at the time of the Arrangement, approximately $7.0 million was transferred to New Lorus and the balance remained with Old Lorus and is subject to the indemnification agreement as described below.  Those tax attributes remaining with Old Lorus are no longer available to the Company.

Under the Arrangement, New Lorus and its subsidiaries have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring (i) prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time; (ii) prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and (iii) prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

With respect to the forgoing indemnity, $600 thousand of the proceeds on the transaction were held in escrow until the first anniversary of the transaction (July 2008).  Subsequent to year end the $600 thousand was released from escrow.  At May 31, 2008 Lorus has deferred the entire amount of the proceeds held in escrow as its estimate of any liability arising from the indemnity.

License Transaction
Effective April 8, 2008, we entered into a non-exclusive multinational license agreement with ZOR Pharmaceutical LLC ("ZOR") formed as a subsidiary of Zoticon Bioventures Inc. to further develop and commercialize Virulizin® for human therapeutic applications.

Under the terms of the agreement, we will received an upfront licensing fee of $100 thousand, and may receive up to approximately U.S. $10 million in milestone payments based on progress through financing and clinical development, and royalties on net sales that vary from 10-20% depending on the level of sales of Virulizin® achieved in those territories covered by the license and subject to certain other adjustments. ZOR will assume all future costs for the development of the licensed technology.

We have also entered into a service agreement with ZOR to assist in the transfer of knowledge. Under this agreement, we have agreed to provide ZOR with 300 hours of consulting service during a period of 18 months.

In addition, we acquired a 25% equity interest in ZOR in exchange for a capital contribution of $2,500. This investment has been accounted for as an equity investment. Lorus' equity will not be subject to dilution on the first U.S. $5 million of equity financing in ZOR. Thereafter, Lorus has, at its option, a right to participate in any additional financings to maintain its ownership level.

CORPORATE CHANGES

As discussed above, on July 10, 2007, the Company and Old Lorus completed a plan of arrangement and corporate reorganization with, among others, 6707157 Canada Inc. and Pinnacle International Lands, Inc.  As part of the Arrangement, all of the assets and liabilities of Old Lorus (including all of the shares of its subsidiaries held by it), with the exception of certain future tax assets were transferred, directly or indirectly, from Old Lorus to the Company.  Securityholders in Old Lorus exchanged their securities in Old Lorus for equivalent securities in New Lorus and the board of directors and management of Old Lorus continued as the board of directors and management of New Lorus.  New Lorus obtained substitutional listings of its common shares on both the Toronto Stock Exchange and the American Stock Exchange.

As part of the Arrangement, the Company changed its name to Lorus Therapeutics Inc. and continued as a biopharmaceutical company, specializing in the research and development of pharmaceutical products and technologies for the management of cancer as a continuation of the business of Old Lorus.  In October 2007, Old Lorus changed its name from 4325231 Canada Inc. to Global Summit Real Estate Inc.

Dr. Wright resigned as the President and Chief Executive Officer effective September 21, 2006.  The Company accrued a liability based on a mutual separation agreement executed during the year.  As a result, we recorded severance compensation expense of $500 thousand recorded in general and administrative expense in the year ended May 31, 2007.   All amounts payable under the mutual separation agreement were paid during fiscal 2007.

In November 2005, as a means to conserve cash and refocus operations, Lorus scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.  As a result, for the year ended May 31, 2006, the Company recorded severance compensation expense for former employees of $557 thousand.  Of this expense, $468 thousand is presented in the income statement as general and administrative expense and $89 thousand as research and development expense.  Accounts payable and accrued liabilities at May 31, 2006 includes severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $154 thousand that were paid out by December 2006.

REGULATORY MATTER

Lorus received notice from the American Stock Exchange ("AMEX") dated February 13, 2008, indicating that we needed to comply with the $6 million stockholder's equity threshold required for continued listing under AMEX Company Guide Sec. 1003(a)(iii). This notification was triggered by the decline of Lorus' market capitalization to less than $50 million, which previously exempted us from meeting the minimum stockholder's equity requirement. AMEX has renewed and accepted our plan to comply with the stockholder's equity requirements within an eighteen month period ending August 13, 2009. Should we not be able to execute the plan and comply with the AMEX requirements within the prescribed period, Lorus will be subject to de-listing.

LIQUIDITY AND CAPITAL RESOURCES

Since its inception, Lorus has financed its operations and technology acquisitions primarily from equity and debt financing, the proceeds from the exercise of warrants and stock options, and interest income on funds held for future investment.  The remaining costs associated with the completion of the LOR-2040 Phase I/II clinical trial program with the US National Cancer Institute (“NCI”) will be borne by the US NCI.  Lorus has undertaken an expanded LOR-2040 trial at its own cost and acquired additional quantities of LOR-2040 drug to support this ongoing trial and any further development of LOR-2040.  The Company is currently in the assessment phase of results from its LOR-2501 Phase II clinical trial and is not incurring significant costs thereon.  We will continue the development of our small molecule programs from internal resources until their anticipated completion.

We have not earned substantial revenues from our drug candidates and are therefore considered to be in the development stage.  The continuation of our research and development activities and the commercialization of the targeted therapeutic products are dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and payments from strategic partners.  We have no current sources of significant payments from strategic partners.  In addition, we will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of our products or to repay the convertible debentures on maturity.  If we are not able to raise additional funds, we may not be able to continue as a going concern and realize our assets and pay our liabilities as they fall due.  The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for our financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Management believes that our current level of cash and cash equivalents and short term investments will be sufficient to execute our current planned expenditures for the next twelve months; however, the $15 million convertible debt obligation is due in October 2009 and we currently does not have the cash and cash equivalents to satisfy this obligation.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

Operating Cash Requirements
Lorus utilized cash in operating activities of $10.2 million in 2008 compared with $6.3 million in 2007 and $13.1 million in 2006. The increase in cash used in operating activities in 2008 of $3.9 million compared with 2007 is due to an increase in research and development expenditures of $2.7 million as well as a reduction in amortized acquired patents and licenses of $655 thousand which were fully amortized in 2007 and an increase in cash used in non-cash working capital of $484 thousand. The decrease in cash used in operating activities in 2007 of is primarily due to lower research and development and general and administrative expenses, as described above and higher interest income.

Cash Position
As at May 31, 2008, Lorus has cash and cash equivalents and short-term investments totaling $9.4 million compared to $12.4 million at the end of 2007.  The Company invests in highly rated and liquid debt instruments. Investment decisions are made in accordance with an established investment policy administered by senior management and overseen by the Board of Directors. Working capital (representing primarily cash and cash equivalents and short-term investments having maturities of less that one year) at May 31, 2008 was $8.0 million as compared to $6.2 million at May 31, 2007.  As discussed below, subsequent to year-end, Lorus initiated a rights offering that raised gross proceeds of approximately $3.71 million in additional cash for Lorus.  In addition the $600 thousand held in escrow at May 31, 2008 was released to Lorus on July 10, 2008.

We do not expect to generate positive cash flow from operations in the next several years due to additional research and development costs, including costs related to drug discovery, preclinical testing, clinical trials, manufacturing costs and operating expenses associated with supporting these activities. Negative cash flow will continue until such time, if ever, that we receive regulatory approval to commercialize any of our products under development and revenue from any such products exceeds expenses.

We may seek to access the public or private equity markets from time to time, even if we do not have an immediate need for additional capital at that time. We intend to use our resources to fund our existing drug development programs and develop new programs from our portfolio of preclinical research technologies. The amounts actually expended for research and drug development activities and the timing of such expenditures will depend on many factors, including the progress of the Company's research and drug development programs, the results of preclinical and clinical trials, the timing of regulatory submissions and approvals, the impact of any internally developed, licensed or acquired technologies, our ability to find suitable partnership agreements to assist financially with future development, the impact from technological advances, determinations as to the commercial potential of the Company's compounds and the timing and development status of competitive products.

Financing
Subsequent to the year-end the Company announced a rights offering to Lorus shareholders that raised gross proceeds of $3.71 million.

On July 10, 2007, Lorus completed a reorganization that had the effect of providing the Company with non-dilutive financing of $8.5 million in additional cash, before transaction costs, for New Lorus, subject to a $600 thousand holdback.  The amount was released to Lorus on July 10, 2008.  See Gain on Sale of Shares, above.

On July 13, 2006 the Company entered into an agreement with HighTech Beteiligungen GmbH & Co. KG (“HighTech”) to issue 28.8 million common shares at $0.36 per share for gross proceeds of $10.4 million. The subscription price represented a premium of 7.5% over the closing price of the common shares on the Toronto Stock Exchange on July 13, 2007.  The transaction closed on August 31, 2006. In connection with the transaction, HighTech received demand registration rights that will enable HighTech to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights expire on June 30, 2012. In addition, HighTech received the right to nominate one nominee to the board of directors of Lorus or, if it does not have a nominee, it will have the right to appoint an observer to the board. Upon completion of the transaction, HighTech held approximately 14% of the issued and outstanding common shares of Lorus Therapeutics Inc.

On July 24, 2006 Lorus entered into an agreement with Technifund Inc. to issue on a private placement basis, 5 million common shares at $0.36 per share for gross proceeds of $1.8 million. The transaction closed on September 1, 2006.

In 2008, Lorus issued no common shares on the exercise of stock options for nil proceeds (2007, $22 thousand, 2006, nil).

Use of Proceeds
In our prospectus dated August 11, 2006 related to the subscription of shares by High Tech, the Company indicated that proceeds from the financing would be used as follows: $8.6 million to fund the development of our product candidates, and the balance for working capital and general corporate purposes. Since the date of receipt of funds, the company has incurred $4.5 million in research and development expenses on our immunotherapy and antisense programs and $3.9 million on our small molecule program.

CONTRACTUAL OBLIGATIONS

At May 31, 2008, we had contractual obligations requiring annual payments as follows:
(Amounts in 000’s)
	Less than
	1 year	1-3 years	4-5 years	5+ years	Total

Operating leases	143	287	-	-	430
Convertible Debenture[1]	-	15,000	-	-	15,000
Total	143	15,287	-	-	15,430

1 The convertible debentures as described above may be converted into common shares of Lorus at a conversion price of $1.00.  In the event that the holder does not convert the debentures, Lorus has an obligation to repay the $15.0 million in cash.  The amounts above exclude interest expense which is payable by issuance of common shares which is calculated at a rate of prime plus 1% on the outstanding balance.

OFF-BALANCE SHEET ARRANGEMENTS

As at May 31, 2008, we have not entered into any off- balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

During the year ended May 31, 2008, we expensed consulting fees of $31,000 to a director of Lorus (2007 - nil, 2006 - nil) of which $30,000 remained payable at May 31, 2008 (2007 - nil, 2006 - nil).

This transaction was in the normal course of business and has been measured at the exchange amount, which is the amount of consideration established and agreed by the related parties.

SUBSEQUENT EVENTS

On June 25, 2008, Lorus filed a short-form prospectus for a rights offering to our shareholders.

Under the rights offering, holders of our common shares as of July 9, 2008 (the "Record Date") received one right for each common share held as of the Record Date. Each four (4) rights entitled the holder thereof to purchase a unit of Lorus ("Unit"). Each Unit consists of one common share of Lorus at $0.13 and a one-half warrant to purchase additional common shares of Lorus at $0.18 until August 7, 2010.

Rights expired on August 7, 2008. The Company issued 28,538,889 common shares and 14,269,444 common share purchase warrants in exchange for cash consideration of $3.71 million. We expect to use the net proceeds from the offering to fund research and development activities and for general working capital purposes.

RISK FACTORS

Investing in our securities involves a high degree of risk.  Before making an investment decision with respect to our common shares, you should carefully consider the following risk factors, in addition to the other information included or incorporated by reference into this annual information form, as well as our historical consolidated financial statements and related notes. The risks set out below are not the only risks we face. If any of the following risks occur, our business, financial condition, prospects or results of operations would likely suffer. In that case, the trading price of our common shares could decline and you may lose all or part of the money you paid to buy our common shares.

We need to raise additional capital

Our current capital resources are not sufficient to fund our long-term business strategy or to repay our convertible debentures.  We need to raise additional capital. To obtain the necessary capital, we must rely on any or all of; grants and tax credits, additional share issues and collaboration agreements or corporate partnerships to provide full or partial funding for our activities. We cannot assure you that additional funding will be available on terms which are acceptable to us or in amounts that will enable us to carry out our business plan.

If we cannot obtain the necessary capital, we will have to:

•	engage in equity financings that would result in significant dilution to existing investors;

•	delay or reduce the scope of or eliminate one or more of our development programs;

•
obtain funds through arrangements with collaborators or others that may require us to relinquish rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves; or license rights to technologies, product candidates or products on terms that are less favourable to us than might otherwise be available; or

•	considerably reduce, even cease our operations

We have a history of operating losses. We expect to incur net losses and we may never achieve or maintain profitability.

We have not been profitable since our inception in 1986. We reported net losses of $6.3 million; $9.6 million and $17.9 million for the years ended May 31, 2008, 2007 and 2006, respectively. As of May 31, 2008, we had an accumulated deficit of $180.5 million.

To date we have only generated nominal revenues from the sale of Virulizin® in Mexico and we stopped selling Virulizin® in Mexico in July 2005. We have not generated any other revenue from product sales to date and it is possible that we will never have sufficient product sales revenue to achieve profitability. We expect to continue to incur losses for at least the next several years as we or our collaborators and licensees pursue clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators and licensees, must successfully develop, manufacture and market our current product candidates, LOR-2040, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates. If funding is insufficient at any time in the future, we may not be able to develop or commercialize our products, take advantage of business opportunities or respond to competitive pressures.

We are an early stage development company

We are at an early stage of development. Significant additional investment will be necessary to complete the development of any of our products. Pre-clinical and clinical trial work must be completed before our products could be ready for use within the market that we have identified. We may fail to develop any products, to obtain regulatory approvals, to enter clinical trials or to commercialize any products. We do not know whether any of our potential product development efforts will prove to be effective, meet applicable regulatory standards, obtain the requisite regulatory approvals, be capable of being manufactured at a reasonable cost or be accepted in the marketplace.

The product candidates we are currently developing are not expected to be commercially viable for several years and we may encounter unforeseen difficulties or delays in commercializing our product candidates. In addition, our products may cause undesirable side effects.

Our product candidates require significant funding to reach regulatory approval assuming positive clinical results.  Such funding will be very difficult, or impossible to raise in the public markets.  If such partnerships are not attainable, the development of these product candidates maybe significantly delayed or stopped altogether.  The announcement of such delay or discontinuation of development may have a negative impact on our share price.

Our cash flow is not sufficient to repay our debentures at maturity.

Our ability to repay our convertible debentures at maturity or refinance our prime plus 1% convertible debentures due in approximately 14 months (October 2009) will depend on our ability to generate or raise sufficient cash or refinance them. If we cannot repay or refinance the debentures at or prior to maturity, the lender may, at its discretion:

•	commence legal action;
•	take possession of our assets;
•	carry on our business;
•	appoint a receiver; and
•	take any other action permitted by law to obtain payment.

We may violate one or more of the operational covenants related to our convertible debentures that could result in an event of default and the requirement for early payment of our convertible debentures.

Our convertible debentures are subject to certain operational covenants.  In the event that one of those covenants is breached by us, an event of default could be declared requiring the immediate payment of the face value of the debentures.  This could result in our inability to pay the principal and interest owing on the debentures and insolvency of the Company, a dilutive equity financing in attempt to raise funds to repay the debentures, or a significant reduction in cash available for us to use towards the development of our product candidates.

The Company has indemnified Old Lorus and its directors, officers and employees in respect of the Arrangement.

Under the Arrangement, we have agreed to indemnify Old Lorus and its directors, officers and employees from and against all damages, losses, expenses (including fines and penalties), other third party costs and legal expenses, to which any of them may be subject arising out of any matter occurring
(i)
prior to, at or after the effective time of the Arrangement (“Effective Time”) and directly or indirectly relating to any of the assets of Old Lorus transferred to New Lorus pursuant to the Arrangement (including losses for income, sales, excise and other taxes arising in connection with the transfer of any such asset) or conduct of the business prior to the Effective Time;

(ii)
prior to, at or after the Effective Time as a result of any and all interests, rights, liabilities and other matters relating to the assets transferred by Old Lorus to New Lorus pursuant to the Arrangement; and

(iii)	prior to or at the Effective Time and directly or indirectly relating to, with certain exceptions, any of the activities of Old Lorus or the Arrangement.

This indemnification could result in significant liability to us.

We may be unable to obtain partnerships for one or more of our product candidates which could curtail future development and negatively impact our share price.

Our strategy for the research, development and commercialization of our products requires entering into various arrangements with corporate collaborators, licensers, licensees and others, and our commercial success is dependent upon these outside parties performing their respective contractual responsibilities. The amount and timing of resources that such third parties will devote to these activities may not be within our control. We cannot assure you that such parties will perform their obligations as expected. We also cannot assure you that our collaborators will devote adequate resources to our programs. In addition, we could become involved in disputes with our collaborators, which could result in a delay or termination of the related development programs or result in litigation. We intend to seek additional collaborative arrangements to develop and commercialize some of our products. We may not be able to negotiate collaborative arrangements on favourable terms, or at all, in the future, or that our current or future collaborative arrangements will be successful.

If we cannot negotiate collaboration, licence or partnering agreements, we may never achieve profitability.

Clinical trials are long, expensive and uncertain processes and Health Canada or the FDA may ultimately not approve any of our product candidates. We may never develop any commercial drugs or other products that generate revenues.

None of our product candidates has received regulatory approval for commercial use and sale in North America. We cannot market a pharmaceutical product in any jurisdiction until it has completed thorough preclinical testing and clinical trials in addition to that jurisdiction’s extensive regulatory approval process. In general, significant research and development and clinical studies are required to demonstrate the safety and effectiveness of our product candidates before we can submit any regulatory applications.

Clinical trials are long, expensive and uncertain processes. Clinical trials may not be commenced or completed on schedule, and Health Canada or the FDA or any other regulatory body may not ultimately approve our product candidates for commercial sale.

The clinical trials of any of our drug candidates could be unsuccessful, which would prevent us from advancing, commercializing or partnering the drug.

Even if the results of our preclinical studies or clinical trials are initially positive, it is possible that we will obtain different results in the later stages of drug development or that results seen in clinical trials will not continue with longer term treatment. Positive results in early Phase I or Phase II clinical trials may not be repeated in larger Phase II or Phase III clinical trials.  For example, results of our Phase III clinical trial of Virulizin® did not meet the primary endpoint of the study despite promising preclinical and early stage clinical data.  All of our potential drug candidates are prone to the risks of failure inherent in drug development.

Preparing, submitting and advancing applications for regulatory approval is complex, expensive and time intensive and entails significant uncertainty. A commitment of substantial resources to conduct time-consuming research, preclinical studies and clinical trials will be required if we are to complete development of our products.

Clinical trials of our products require that we identify and enrol a large number of patients with the illness under investigation. We may not be able to enrol a sufficient number of appropriate patients to complete our clinical trials in a timely manner particularly in smaller indications such as acute myeloid leukemia.  If we experience difficulty in enrolling a sufficient number of patients to conduct our clinical trials, we may need to delay or terminate ongoing clinical trials and will not accomplish objectives material to our success that could affect the price of our common shares. Delays in planned patient enrolment or lower than anticipated event rates in our current clinical trials or future clinical trials may result in increased costs, program delays, or both.

In addition, unacceptable toxicities or adverse side effects may occur at any time in the course of preclinical studies or human clinical trials or, if any product candidates are successfully developed and approved for marketing, during commercial use of any approved products. The appearance of any such unacceptable toxicities or adverse side effects could interrupt, limit, delay or abort the development of any of our product candidates or, if previously approved, necessitate their withdrawal from the market. Furthermore, disease resistance or other unforeseen factors may limit the effectiveness of our potential products.

Our failure to develop safe, commercially viable drugs would substantially impair our ability to generate revenues and sustain our operations and would materially harm our business and adversely affect our share price. We may never achieve profitability.

As a result of intense competition and technological change in the pharmaceutical industry, the marketplace may not accept our products or product candidates, and we may not be able to compete successfully against other companies in our industry and achieve profitability.

Many of our competitors have:

•	drug products that have already been approved or are in development, and operate large, well-funded research and development programs in these fields;

•
substantially greater financial and management resources, stronger intellectual property positions and greater manufacturing, marketing and sales capabilities, areas in which we have limited or no experience;

•	significantly greater experience than we do in undertaking preclinical testing and clinical trials of new or improved pharmaceutical products and obtaining required regulatory approvals;

•
Consequently, our competitors may obtain Health Canada, FDA and other regulatory approvals for product candidates sooner and may be more successful in manufacturing and marketing their products than we or our collaborators are;

•
Existing and future products, therapies and technological approaches will compete directly with the products we seek to develop. Current and prospective competing products may provide greater therapeutic benefits for a specific problem or may offer easier delivery or comparable performance at a lower cost.;

•
Any product candidate that we develop and that obtains regulatory approval must then compete for market acceptance and market share. Our product candidates may not gain market acceptance among physicians, patients, healthcare payers and the medical community. Further, any products we develop may become obsolete before we recover any expenses we incurred in connection with the development of these products.

As a result, we may never achieve profitability.

If we fail to attract and retain key employees, the development and commercialization of our products may be adversely affected.

We depend heavily on the principal members of our scientific and management staff. If we lose any of these persons, our ability to develop products and become profitable could suffer. The risk of being unable to retain key personnel may be increased by the fact that we have not executed long term employment contracts with our employees, except for our senior executives. Our future success will also depend in large part on our ability to attract and retain other highly qualified scientific and management personnel. We face competition for personnel from other companies, academic institutions, government entities and other organizations.

We may be unable to obtain patents to protect our technologies from other companies with competitive products, and patents of other companies could prevent us from manufacturing, developing or marketing our products.

Patent protection:
The patent positions of pharmaceutical and biotechnology companies are uncertain and involve complex legal and factual questions.

The United States (U.S.) Patent and Trademark Office and many other patent offices in the world have not established a consistent policy regarding the breadth of claims that they will allow in biotechnology patents.

Allowable patentable subject matter and the scope of patent protection obtainable may differ between jurisdictions.  If a patent office allows broad claims, the number and cost of patent interference proceedings in the U.S. or analogous proceedings in other jurisdictions and the risk of infringement litigation may increase. If it allows narrow claims, the risk of infringement may decrease, but the value of our rights under our patents, licenses and patent applications may also decrease.

The scope of the claims in a patent application can be significantly modified during prosecution before the patent is issued. Consequently, we cannot know whether our pending applications will result in the issuance of patents or, if any patents are issued, whether they will provide us with significant proprietary protection or will be circumvented, invalidated or found to be unenforceable.

Until recently, patent applications in the U.S. were maintained in secrecy until the patents issued, and publication of discoveries in scientific or patent literature often lags behind actual discoveries. Patent applications filed in the United States after November 2000 generally will be published 18 months after the filing date unless the applicant certifies that the invention will not be the subject of a foreign patent application.  In many other jurisdictions, such as Canada, patent applications are published 18 months from the priority date.  We cannot assure you that, even if published, we will be aware of all such literature. Accordingly, we cannot be certain that the named inventors of our products and processes were the first to invent that product or process or that we were the first to pursue patent coverage for our inventions.

Enforcement of intellectual property rights:
Protection of the rights revealed in published patent applications can be complex, costly and uncertain.  Our commercial success depends in part on our ability to maintain and enforce our proprietary rights. If third parties engage in activities that infringe our proprietary rights, our management’s focus will be diverted and we may incur significant costs in asserting our rights. We may not be successful in asserting our proprietary rights, which could result in our patents being held invalid or a court holding that the third party is not infringing, either of which would harm our competitive position.

Others may design around our patented technology. We may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office, European opposition proceedings, or other analogous proceedings in other parts of the world to determine priority of invention and the validity of patent rights granted or applied for, which could result in substantial cost and delay, even if the eventual outcome is favourable to us. We cannot assure you that our pending patent applications, if issued, would be held valid or enforceable.

Trademark protection:
In order to protect goodwill associated with our company and product names, we rely on trademark protection for our marks. For example, we have registered the Virulizin® trademark with the U.S. Patent and Trademark Office. A third party may assert a claim that the Virulizin® mark is confusingly similar to its mark and such claims or the failure to timely register the Virulizin® mark or objections by the FDA could force us to select a new name for Virulizin®, which could cause us to incur additional expense.

Trade secrets:
We also rely on trade secrets, know-how and confidentiality provisions in our agreements with our collaborators, employees and consultants to protect our intellectual property. However, these and other parties may not comply with the terms of their agreements with us, and we might be unable to adequately enforce our rights against these people or obtain adequate compensation for the damages caused by their unauthorized disclosure or use of our trade secrets or know how. Our trade secrets or those of our collaborators may become known or may be independently discovered by others.

Our products and product candidates may infringe the intellectual property rights of others, which could increase our costs.

Our success also depends on avoiding infringement of the proprietary technologies of others. In particular, there may be certain issued patents and patent applications claiming subject matter which we or our collaborators may be required to license in order to research, develop or commercialize at least some of our product candidates, including Virulizin®, LOR-2040 and small molecules. In addition, third-parties may assert infringement or other intellectual property claims against us based on our patents or other intellectual property rights. An adverse outcome in these proceedings could subject us to significant liabilities to third-parties, require disputed rights to be licensed from third-parties or require us to cease or modify our use of the technology. If we are required to license such technology, we cannot assure you that a license under such patents and patent applications will be available on acceptable terms or at all. Further, we may incur substantial costs defending ourselves in lawsuits against charges of patent infringement or other unlawful use of another’s proprietary technology.

If product liability claims are brought against us or we are unable to obtain or maintain product liability insurance, we may incur substantial liabilities that could reduce our financial resources.

The clinical testing and commercial use of pharmaceutical products involves significant exposure to product liability claims. We have obtained limited product liability insurance coverage for our clinical trials on humans; however, our insurance coverage may be insufficient to protect us against all product liability damages. Further, liability insurance coverage is becoming increasingly expensive and we might not be able to obtain or maintain product liability insurance in the future on acceptable terms or in sufficient amounts to protect us against product liability damages. Regardless of merit or eventual outcome, liability claims may result in decreased demand for a future product, injury to reputation, withdrawal of clinical trial volunteers, loss of revenue, costs of litigation, distraction of management and substantial monetary awards to plaintiffs. Additionally, if we are required to pay a product liability claim, we may not have sufficient financial resources to complete development or commercialization of any of our product candidates and our business and results of operations will be adversely affected.

We have no manufacturing capabilities. We depend on third-parties, including a number of sole suppliers, for manufacturing and storage of our product candidates used in our clinical trials. Product introductions may be delayed or suspended if the manufacture of our products is interrupted or discontinued.

We do not have manufacturing facilities to produce supplies of LOR-2040, small molecule or any of our other product candidates to support clinical trials or commercial launch of these products, if they are approved. We are dependent on third parties for manufacturing and storage of our product candidates. If we are unable to contract for a sufficient supply of our product candidates on acceptable terms, or if we encounter delays or difficulties in the manufacturing process or our relationships with our manufacturers, we may not have sufficient product to conduct or complete our clinical trials or support preparations for the commercial launch of our product candidates, if approved.

Our operations involve hazardous materials and we must comply with environmental laws and regulations, which can he expensive and restrict how we do business.

Our research and development activities involve the controlled use of hazardous materials, radioactive compounds and other potentially dangerous chemicals and biological agents. Although we believe our safety procedures for these materials comply with governmental standards, we cannot entirely eliminate the risk of accidental contamination or injury from these materials. We currently have insurance, in amounts and on terms typical for companies in businesses that are similarly situated, that could coverall or a portion of a damage claim arising from our use of hazardous and other materials. However, if an accident or environmental discharge occurs, and we are held liable for any resulting damages, the associated liability could exceed our insurance coverage and our financial resources.

Our interest income is subject to fluctuations of interest rates in our investment portfolio.

Our investments are held to maturity and have staggered maturities to minimize interest rate risk. We cannot assure you that interest income fluctuations will not have an adverse impact on our financial condition. We maintain all our accounts in Canadian dollars, but a portion of our expenditures are in foreign currencies. We do not currently engage in hedging our foreign currency requirements to reduce exchange rate risk.

RISKS RELATED TO OUR COMMON SHARES AND CONVERTIBLE DEBENTURES

Our share price has been and may continue to be volatile and an investment in our common shares could suffer a decline in value.

You should consider an investment in our common shares as risky and invest only if you can withstand a significant loss and wide fluctuations in the market value of your investment. We receive only limited attention by securities analysts and frequently experience an imbalance between supply and demand for our common shares. The market price of our common shares has been highly volatile and is likely to continue to be volatile. Factors affecting our common share price include but are not limited to:

•
the progress of our and our collaborators’ clinical trials, including our and our collaborators’ ability to produce clinical supplies of our product candidates on a timely basis and in sufficient quantities to meet our clinical trial requirements;

•	announcements of technological innovations or new product candidates by us, our collaborators or our competitors;

•	fluctuations in our operating results;

•	published reports by securities analysts;

•	developments in patent or other intellectual property rights;

•	publicity concerning discovery and development activities by our licensees;

•	the cash and short term investments held us and our ability to secure future financing;

•	public concern as to the safety and efficacy of drugs that we and our competitors develop;

•	governmental regulation and changes in medical and pharmaceutical product reimbursement policies; and

•	general market conditions.

Future sales of our common shares by us or by our existing shareholders could cause our share price to fall.

Additional equity financings or other share issuances by us could adversely affect the market price of our common shares. Sales by existing shareholders of a large number of shares of our common shares in the public market and the sale of shares issued in connection with strategic alliances, or the perception that such additional sales could occur, could cause the market price of our common shares to drop.

Conversion of our secured convertible debentures will dilute the ownership interest of existing shareholders.

The conversion of some or all of our convertible debentures will dilute the ownership interests of existing shareholders. Any sales in the public market of the common shares issuable upon such conversion could adversely affect prevailing market prices of our common shares. In addition, the existence of the secured convertible debentures may encourage short selling by market participants.

We maybe unable to maintain the listing requirements on one or more of the stock exchanges our shares are currently listed on.

We are currently not in compliance with the listing standards of the AMEX.  We have been granted 18 months by the AMEX to regain compliance based on a business plan approved by the AMEX in May 2008.  We may be unable to reach or sustain the listing requirements which would result in our shares being delisted from the exchange.  This would result in our shareholders only being able to trade shares on the Toronto Stock Exchange.

CRITICAL ACCOUNTING POLICIES

The Company periodically reviews its financial reporting and disclosure practices and accounting policies to ensure that they provide accurate and transparent information relative to the current economic and business environment. As part of this process, the Company has reviewed its selection, application and communication of critical accounting policies and financial disclosures. Management has discussed the development and selection of the critical accounting policies with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure relating to critical accounting policies in this MD&A. Other important accounting polices are described in note 2 of the Financial Statements.

Drug Development Costs
We incur costs related to the research and development of pharmaceutical products and technologies for the management of cancer. These costs include internal and external costs for preclinical research and clinical trials, drug costs, regulatory compliance costs and patent application costs. All research costs are expensed as incurred as required under GAAP.

Development costs, including the cost of drugs for use in clinical trials, are expensed as incurred unless they meet the criteria under GAAP for deferral and amortization. The Company continually assesses its activities to determine when, if ever, development costs may qualify for capitalization. By expensing the research and development costs as required under GAAP, the value of the product portfolio is not reflected on the Company's Financial Statements.

Stock-Based Compensation
We have applied the fair value based method to expense stock options awarded since June 1, 2002 using the Black-Scholes option-pricing model as allowed under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870. The model estimates the fair value of fully transferable options, without vesting restrictions, which significantly differs from the stock option awards issued by Lorus. The model also requires four highly subjective assumptions including future stock price volatility and expected time until exercise, which greatly affect the calculated values. The increase or decrease of one of these assumptions could materially increase or decrease the fair value of stock options issued and the associated expense.

Valuation Allowance for Future Tax Assets
We have a net tax benefit resulting from non-capital losses carried forward, and scientific research and experimental development expenditures. In light of the continued net losses and uncertainty regarding our future ability to generate taxable income, management is of the opinion that it is not more likely than not that these tax assets will be realized in the foreseeable future and hence, a full valuation allowance has been recorded against these income tax assets. Consequently, no future income tax assets or liabilities are recorded on the balance sheets.

The generation of future taxable income could result in the recognition of some portion or all of the remaining benefits, which could result in an improvement in our results of operations through the recovery of future income taxes.

Valuation of Long Lived Assets
We periodically review the useful lives and the carrying values of our long-lived assets. We review for impairment in long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset is less than its carrying amount, it is considered to be impaired. An impairment loss is measured at the amount by which the carrying amount of the asset exceeds its fair value; which is estimated as the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the asset.

ACCOUNTING POLICY CHANGES

Effective on June 1, 2007, the Company adopted the recommendations of CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments - Disclosure and Presentation; and Section 3251, Equity.  These sections provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives. Section 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP.

Our adoption of the above recommendations had the following impact on the current financial statements:

Short-term investments:
Short-term investments consist of fixed income government investments and corporate instruments. Any government and corporate investments with a stated maturity date that are not cash equivalents are classified as held-to-maturity investments, except where the Company does not intend to hold to maturity and, therefore, the investment is designated as held-for-trading. Held-to-maturity investments are measured at amortized cost using the effective interest rate method, while held-for-trading investments are measured at fair value and the resulting gain or loss is recognized in the consolidated statements of operations. The Company designated certain corporate instruments with maturities greater than one year previously carried at amortized cost as held-for-trading investments. This change in accounting policy resulted in a decrease in the carrying amount of $27 thousand and an increase in the opening deficit accumulated during the development stage of $27 thousand. The Company recognized a net unrealized gain in the consolidated statements of operations for the year ended May 31, 2008 of $7 thousand.

Secured convertible debentures:
The secured convertible debentures are classified as other financial liabilities and accounted for at amortized cost using the effective interest method, which is consistent with the Company's accounting policy prior to the adoption of Section 3855. The deferred financing charges related to the secured convertible debentures, formerly included in long term assets, are now included as part of the carrying value of the secured convertible debentures and continue to be amortized using the effective interest method.

Embedded derivatives:
Section 3855 requires that the Company identify embedded derivatives that require separation from the related host contract and measure those embedded derivatives at fair value.  Subsequent change in fair value of embedded derivatives is recognized in the consolidated statement of operations and deficit in the period the change occurs.

The Company did not identify any embedded derivatives that required separation from the related host contract as at June 1, 2007 that resulted in a material adjustment to the consolidated interim financial statements.

Transaction costs:
Transaction costs that are directly attributable to the acquisition or issuance of financial assets or liabilities are accounted for as part of the respective asset or liability's carrying value at inception except for held-for-trading securities where the costs are expensed immediately.

Guarantee:
On July 10, 2007, as part of the Arrangement, the Company, including its subsidiaries, indemnified Old Lorus and its directors.  This indemnity is required to be accounted for at fair value in accordance with Section 3855.  Management has accrued an amount of $600 thousand being the amount held in escrow and has recorded this amount as a deferred gain on sale of shares within its liabilities.  The fair value of the indemnity will be reassessed in the first quarter 2009 as the escrowed amount was released on July 2008.

There were no new accounting policies implemented during the year-end May 31, 2007.  The following changes were implemented in 2006:

Variable Interest Entities
Effective June 1, 2005, the Company adopted the recommendations of CICA Handbook Accounting Guideline 15 (AcG-15), Consolidation of Variable Interest Entities, effective for fiscal years beginning on or after November 1, 2004. Variable interest entities (VIEs) refer to those entities that are subject to control on a basis other than ownership of voting interests. AcG-15 provides guidance for identifying VIEs and criteria for determining which entity, if any, should consolidate them.  The adoption of AcG-15 did not have an effect on the financial position, results of operations or cash flows in the current period or the prior period presented.

Financial Instruments - Disclosure and Presentation
Effective June 1, 2005, the Company adopted the amended recommendations of CICA Handbook Section 3860, Financial Instruments - Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004. Section 3860 requires that certain obligations that may be settled at the issuer’s option in cash or the equivalent value by a variable number of the issuer’s own equity instruments be presented as a liability. The Company has determined that there is no impact on the Financial Statements resulting from the adoption of the amendments to Section 3860 either in the current period or the prior period presented.

Accounting for Convertible Debt Instruments
On October 17, 2005, the CICA issued EIC 158, Accounting for Convertible Debt Instruments applicable to convertible debt instruments issued subsequent to the date of the EIC.  EIC 158 discusses the accounting treatment of convertible debentures in which upon conversion, the issuer is either required or has the option to satisfy all or part of the obligation in cash.  The EIC discusses various accounting issues related to this type of convertible debt.  The Company has determined that there is no impact on the Financial Statements resulting from the adoption of EIC 158 either in the current period or the prior period presented.

Section 3831, Non-Monetary Transactions
In June 2005, the CICA released a new Handbook Section 3831, Non-monetary Transactions, effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria. Commercial substance replaces culmination of the earnings process as the test for fair value measurement. A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity.

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2006, the AcSB approved disclosure and presentation requirements for financial instruments that revise and enhance the disclosure requirements of Section 3861.  These requirements included Sections 3862 - Financial Instruments - Disclosure, which replaces Section 3861 and Section 1535, Capital Disclosures ("Section 1535"), which establishes standards for disclosing information about an entity's capital and how it is managed.

Section 3862 is based on IFRS 7, “Financial Instruments: Disclosures”, and places an increased emphasis on disclosures about the risks associated with both recognized and unrecognized financial instruments and how these risks are managed.  Section 3862 requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis for each type of market risk to which an entity is exposed, showing how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

Section 3863 “Financial Instruments - Presentation”, which replaces Section 3861, “Financial Instruments - Disclosure and Presentation”. The existing requirements on presentation of financial instruments have been carried forward unchanged to Section 3863, “Financial Instruments - Presentation”.

These new Sections are effective for interim and annual financial statements with fiscal years beginning on or after October 1, 2007, but may be adopted in place of Section 3861 before that date.

Section 1535 requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.  This standard is effective for us for interim and annual financial statements relating to fiscal years beginning on December 1, 2007. Early adoption is permitted at the same time an entity adopts other standards relating to accounting for financial instruments.

We do not expect the adoption of these standards to have a material impact on our consolidated financial position and results of operations.

CICA Handbook Section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. The changes are effective for the Company for interim and annual financial statements beginning on or after January 1, 2008, and specifically June 1, 2008 for the Company.  We have not yet assessed the impact, if any, of Section 1400 on the Company’s financial statements.

The CICA plans to converge Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a transition period expected to end in 2011. The impact of the transition to IFRS on the Company’s financial statements has not been determined.

Section 3064, “Goodwill and intangible assets”, will be replacing Section 3062, “Goodwill and other intangible assets” and Section 3450, “Research and development costs”. This new section, issued in February 2008, will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning June 1, 2009. It establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The impact of adoption of this new section on the Company’s financial statements has not been determined.

SELECTED ANNUAL FINANCIAL DATA

The following selected consolidated financial data have been derived from, and should be read in conjunction with, the accompanying audited consolidated financial statements for the year ended May 31, 2008 which are prepared in accordance with Canadian GAAP.

Consolidated Statements of Loss and Deficit
(amounts in Canadian 000's except for per common share data)

	Years Ended May 31
	2008	2007	2006
REVENUE	$43	$107	$26

EXPENSES
Cost of sales	2	16	3
Research and development	6,087	3,384	10,237
General and administrative	3,888	3,848	4,334
Stock-based compensation	719	503	1,205
Depreciation and amortization	317	402	771
Operating expenses	11,013	8,153	16,550
Interest expense on convertible debentures	1,029	1,050	882
Accretion in carrying value of secured convertible debentures	1,176	935	790
Amortization of deferred financing charges	-	110	87
Interest income	(542)	(503)	(374)
Loss from operation for the period	12,633	9,638	17,909
Gain on sale of shares	(6,299)	-	-
Net loss and other comprehensive income	6,334	9,638	17,909
Basic and diluted loss per common share	$0.03	$0.05	$0.10
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	215,084	204,860	173,523
Total Assets	$11,607	$15,104	$11,461
Total Long-term liabilities	$12,742	$11,566	$10,521

QUARTERLY RESULTS OF OPERATIONS

The following table sets forth certain unaudited consolidated statements of operations data for each of the eight most recent fiscal quarters that, in management's opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained elsewhere in this annual report and includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information presented.

Research and development expenses have increased during 2008 in comparison with the same quarters in the prior year.  This increased spending is the result of the initiation of a Phase II clinical trial with LOR-2040 for the treatment of AML and the related purchase of needed drug supply as well as the escalation of our small molecule program and LOR-2040 for the treatment of bladder cancer into GLP-toxicology studies.  Research and development costs decreased throughout 2007 as the remaining costs of the Phase III Virulizin® clinical trial were completed and the escalation of our current programs underway had not yet begun.

General and administrative expenses have remained relatively consistent across quarters in the current fiscal year with the exception of an increase for the quarters ended November 30, 2007 and May 31, 2008.  The increase in the second quarter ended November 30, 2007 was due to higher annual meeting costs associated with a special meeting and the amendment of our stock option plan.  The increase in Q4 compared with the prior year was predominantly the result of increased legal activity associated with a licensing transaction completed during the quarter and employment litigation which was resolved during Q4.  In addition costs were incurred in the preparation for compliance with internal controls requirements. General and administrative expenses increased significantly in the quarter ended November 30, 2006 due to severance charges relating to the mutual separation agreement executed in September as described in the Corporate Changes section, above.

Net loss increased in Q3 and Q4 2008 due to an increase in research and development costs.  We had net income in Q1 due to the Gain on Sale of Shares as described above.  Net loss decreased in Q3 and Q4 of 2007 as the result of reduced research and development and general and administrative expenditures.

	Fiscal 2008 Quarter Ended				Fiscal 2007 Quarter Ended
(Amounts in 000’s except for per common share data)	May 31, 2008	Feb. 29, 2008	Nov. 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31, 2006
Revenue	$13	$3	$1	$26	$40	$37	$23	$7
Research and development	1,836	2,222	1,247	782	259	672	1,122	1,331
General and administrative	1,186	863	1,103	736	820	833	1,407	788
Net loss	(3,650)	(3,850)	(2,825)	3,991	(1,689)	(2,062)	(3,117)	(2,770)
Basic and diluted net loss per share	$(0.02)	$(0.02)	$(0.01)	$0.02	$(0.01)	$(0.01)	$(0.01)	$(0.01)

Cash used in operating activities	$(2,722)	$(2,586)	$(2,537)	$(2,348)	$(89)	$(1,805)	$(2,585)	$(1,814)

Disclosure Controls and Procedures
As at May 31, 2008, Lorus management evaluated the effectiveness of the design and operation of its disclosure controls.  Based on their evaluation the Chief Executive Officer and the Chief Financial Officer have concluded that there are no material weaknesses in the design and operation of its disclosure controls and that these disclosure controls and procedures are effective.

In July 2008 we released a press release which contained certain clerical errors.  We identified the errors quickly and circulated a correct version of the press release within a few hours.  We have reviewed the process and put controls in place to ensure that such errors will not happen in the future.

Internal Controls Over Financial Reporting
Management is responsible for certifying the design of our internal control over financial reporting as required by Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings as well as certifying to the design and testing of our internal controls over financial reporting as required under Sarbanes Oxley Section 404.  The year ended May 31, 2008 was the first year we have been required to perform detailed testing of our internal controls over financial reporting.  As a result of this more detailed level of evaluating and testing our internal controls over financial reporting as at May 31, 2008, management has concluded that the following disclosable weaknesses existed at May 31, 2008.

Segregation of Duties
Given our limited staff, certain duties within the accounting and finance department cannot be properly segregated. We believe that none of the segregation of duty deficiencies has resulted in a misstatement to the financial statements as we rely on certain compensating controls, including substantive periodic review of the financial statements by the Chief Executive Officer and Audit Committee. This weakness is considered to be a common area of deficiency for many smaller listed companies in Canada. We continue to evaluate whether additional accounting staff should be hired to deal with this weakness.

Complex and Non-Routine Transactions
As required, we record complex and non-routine transactions. These sometimes are extremely technical in nature and require an in-depth understanding of GAAP. Our accounting staff has only a fair and reasonable knowledge of the rules related to GAAP and reporting and the transactions may not be recorded correctly, potentially resulting in material misstatement of our financial statements.

To address this risk, we consult with our third party expert advisors as needed in connection with the recording and reporting of complex and non-routine transactions. In addition, an annual audit is completed by our auditors, and presented to the Audit Committee for its review and approval. During the audit for the fiscal year ended May 31, 2008, no material misstatements were identified. At a future date, we may consider expanding the technical expertise within our accounting function. In the meantime, we will continue to work closely with our third party advisors.

Changes in Controls
There have been no significant changes in our internal controls over financial reporting during the year ended May 31, 2008, that have materially affected, or are reasonably likely to materially affect our’ internal control over financial reporting.

OUTSTANDING SHARE DATA

As at August 28, 2008, the Company had 247,354,622 common shares issued and outstanding and 14,269,444 common share purchase warrants convertible into an equal number of common shares. In addition, the Company had issued and outstanding 20,475,000 stock options to purchase an equal number of common shares, and a $15 million convertible debenture convertible into common shares of Lorus at $1.00 per share.

ADDITIONAL INFORMATION

Additional information relating to Lorus, including Lorus' 2008 annual information form and other disclosure documents, is available on SEDAR at www.sedar.com.  For any information filed prior to July 10, 2007 please access the information on SEDAR for Global Summit Real Estate Inc. (Old Lorus).